April 13, 2017

VIA EDGAR

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
 Washington, DC 20549

Attention:       Office of Filings, Information & Consumer Services

Re:	Henderson Global Funds (the “Registrant”) (File Nos. 333-62270 and 811-10399)
Post-Effective Amendment No. 109 to the Registration Statement on Form N-1A

To the Commission:

The Registrant hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “1933 Act”) the withdrawal of Post-Effective Amendment No. 109 under the 1933 Act and Amendment No. 111 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A which was filed as EDGAR submission type 485APOS with Securities and Exchange Commission on January 27, 2017, (Accession No. 0000891804-17-000070) for the purpose of adding a new class of shares, Class P shares for Henderson Global Equity Income Fund (the “Fund”), a series of the Registrant (the “Amendment”).

Please note that the Registrant filed Post-Effective Amendment No. 110 under the 1933 Act and Amendment No. 112 under the 1940 Act, pursuant to paragraph (b)(1)(iii) of Rule 485 under the 1933 Act solely for the purpose of delaying the effectiveness of Post-Effective Amendment No. 109.

The Amendment is being withdrawn because the Registrant has decided not to move forward with the offering of Class P shares at this time.  No securities have been issued or sold in connection with this Amendment.  No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at (617) 662‑3969.

Very truly yours,

/s/ Christopher M. Golden

Christopher M. Golden
Secretary of Henderson Global Funds